

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Nelson Grist
Chief Executive Officer
Perk International, Inc.
2375 East Camelback Rd., Suite 600
Phoenix, AZ 85016

   Re: Perk International, Inc.
     Amendment No. 7 to Registration Statement on Form 10-12G
     Filed May 13, 2021
     File No. 000-56184

Dear Mr. Grist:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Donnell Suares